Exhibit 99.1

Electronic delivery 6/15/17

To: Dan Mondor, CEO Inseego

Cc: Phillip Falcone, Chairman of the Board Inseego

Cc: Bob Pons, Director Inseego

Dan,

Thanks for taking the time to meet yesterday and share your plan to turn around Inseego. I left our meeting thinking, we finally have a leader that understands how a business should be run. Here are a few takeaways from the meeting that I especially like:

1.	Expense Management - I like that you are committed to significantly cutting expenses throughout the entire organization. I would encourage you to cut deep.
2.	Moving fast - I love that you are actually getting on a plane and going to visit FW and Ctrack right away. Thank you!
3.	EBITDA Guidance - I like that you said you own the EBITDA forecast that was recently given and you believe you can meet or beat that forecast.
4.	MIFI - I like that you think we have outstanding technology in the MIFI division and have an exciting plan for growth that includes adding new customers in international markets. It’s also encouraging you intend to capitalize on new product cycles including 5G. You also mentioned that you felt certain you could significantly improve the margins and you were working hard to make this happen soon.
5.	Ctrack – I like that you engaged an outside consultant and seasoned SaaS veteran to assist you with the new Ctrack strategy focused on profitability and growth. Ctrack is significantly undervalued given the three recent telematics transactions occurring at 7X sales, including yesterday’s sale of NexTraq by Fleetcor to Michelin. You indicated Ctrack is your top priority.

I bought another 400,000 shares today because I believe in you. As you show you are making progress on your plan, I would suggest you attend a few investment conferences and share your plan with the investment community.

Thanks again for stepping up to the challenge.

Best,

Timothy Maguire

Maguire Asset Management, LLC

tm@maguirefinancial.com